SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

E.ON Corp.
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
December 17, 2002

E.ON Continues to Fight for Acquisition of Ruhrgas

The Düsseldorf Higher Regional Court decided to uphold the preliminary injunction prohibiting the implementation of the takeover of Ruhrgas AG. E.ON regrets this ruling and does not consider that the reasons given to support this decision are convincing.

If the ruling in the case-of-action proceedings expected for early February 2003 also blocks the acquisition of Ruhrgas, E.ON will take full advantage of the legal options available to implement the takeover of Ruhrgas.

Press Release
December 18, 2002

E.ON places €15 bn Loan Facility

E.ON AG has successfully closed its €15 bn. syndicated loan facility with an international group of banks. Despite the current difficult market situation the transaction was oversubscribed by more than €2 bn.

This measure serves as a liquidity provision. It is not intended to be used for any major borrowings at present.

The binding credit commitment of an international syndicate of 41 banks has been arranged by Barclays Capital, Citibank, Deutsche Bank, Dresdner Kleinwort Wasserstein, HSBC and JP Morgan.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: December 18, 2002	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting